Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

November 8, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NightHawk Radiology Holdings, Inc.
Registration Statement on Form S-1
(File No. 333-128820)

Ladies and Gentlemen:

On behalf of NightHawk Radiology Holdings, Inc. (the “Company”), we are providing to you supplementally, via overnight delivery, information to assist the Staff of the Securities and Exchange Commission (the “SEC”) in its review of the Company’s stock-based compensation charges in the Company’s Registration Statement on Form S-1.

In connection with our submission of the letter dated November 8, 2005 (NHWK – 0001) (the “Stock-Based Compensation Letter”), we are respectfully requesting confidential treatment for the Stock-Based Compensation Letter pursuant to Rule 83 promulgated by the SEC, 17 C.F.R. §200.83. The Stock-Based Compensation Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in the letter.

Please contact Patrick Schultheis, Mark Handfelt or me at (206) 883-2500 if you have any questions. Thank you for your assistance in these matters.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI, Professional Corporation

/S/ MARK A. CALLON
Mark A. Callon, Esq.

cc:	Paul E. Berger, M.D.
Paul E. Cartee, Esq.
NightHawk Radiology Holdings, Inc.

Patrick J. Schultheis, Esq.
Mark J. Handfelt, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Bruce K. Dallas, Esq.
Davis Polk & Wardwell

701 Fifth Avenue, Suite 5100, Seattle, WA 98104-7036 • 206.883.2500 Tel • 206.883.2699 • www.wsgr.com

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